Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 17, 2008, accompanying the consolidated financial statements and schedule and management’s assessment of the effectiveness of internal control over financial reporting included in the 2007 Annual Report of The Princeton Review, Inc. and subsidiaries on Form 10-K for the year ended December 31, 2007. We hereby consent to the incorporation by reference of said reports in the Registration Statements of The Princeton Review, Inc. Forms S-8 (Nos. 333-145537 with an effective date of August 17, 2007, 333-104136 with an effective date of March 31, 2003, 333-63638 with an effective date of June 22, 2001 and 333-77016 with an effective date of January 18, 2002).

/s/ GRANT THORNTON LLP

New York, New York

March 17, 2008